strategic
2023
excellence
PLUG-IN
HYBRID
ELGIN





















DEAR FELLOW FEDERAL SIGNAL STOCKHOLDER,

As devoted University of Michigan Wolverines football enthusiasts, my family and I cheered on the team this past year as they battled through adversity with unwavering passion and determination, clinching their first national championship since 1997. The success of the whole is determined by the strength of the team members, and just as my alma mater's triumph was a testament to the power of teamwork, Federal Signal's remarkable success in 2023 was fueled by the collective efforts of our talented teams. With strategic vision, disciplined capital allocation, and relentless operational excellence, our deep bench of talent worked harmoniously to set several new Company records in 2023, including delivering the highest net sales and earnings in our history. We worked our way through some challenging supply chain constraints and seized the opportunity to capitalize on unprecedented market demand and drive impressive growth, positioning us for long-term, sustained success.

Since I began my tenure as CEO in 2016, we have successfully transformed Federal Signal into an efficient, consistent operator. Over that period, our sales have more than doubled from a little over $700 million in 2016 to $1.72 billion in 2023, representing a compound annual growth rate of around 14%.

With the ongoing successful execution against our key strategic objectives of (i) operational excellence, (ii) organic growth initiatives, and (iii) value-added M&A, we increased our consolidated EBITDA margin target during 2023 to a new range of 14% to 20%, from the previous range of 12% to 16%. This included increased margin target ranges for both our Environmental Solutions Group and our Safety and Security Systems Group. We aim for future margin expansion opportunities in the years to come.

We made significant progress against several key organic growth initiatives. Our aftermarkets team, which engages in the sale of parts, used equipment, service and repair, and equipment rentals, delivered a 21% year-over-year increase in revenues. The growth of our aftermarkets business has been an important element of our recent success, and by expanding our market reach and opening up new customer cohorts, aftermarket now represents approximately 23% of our annual revenues.


NET SALES
(2016-2023)
(US$ in millions)
CAGR: 14%
$708
$899
$1,090
$1,221
$1,131
$1,213
$1,435
$1,723
2016
2017
2018
2019
2020
2021
2022
2023

We were pleased to see a marked improvement in production levels at many of our facilities throughout the year, with unit production at two of our largest manufacturing plants up a combined 18% from the prior year. The capacity expansion at our facility in Streator, Illinois, completed in 2020, positions us well to increase production further as supply chains continue to improve.

Our new product development pipeline remains strong, with several electrification projects underway across our various product lines.

M&A has represented about half of our top-line growth since 2016 and remains a key tool to increase stockholder value. Our most recent acquisition, Trackless Vehicles, is a great example of the synergies we can achieve from integrating a newly-acquired business. In just nine months since the acquisition, Trackless sales have grown by over 30%, with the integration of Trackless products across our direct sales channel critical in unlocking that growth. We aim to continue this momentum through further integration of Trackless products across our distribution network, unlocking new customers and sales geographies.

To showcase the progress we have made against our sustainability initiatives, we also published our fourth annual Sustainability Report. This commitment to responsible business practices is ingrained in our corporate culture and reflected in every aspect of our operations.

FEDERAL SIGNAL
Moves. Cleans. Protects.

ORDERS OF $1.87B, UP $178M, OR 11% NET SALES OF $1.72B, UP $288M, OR 20% OPERATING INCOME OF $224.5M, UP $63.7M, OR 40% ADJUSTED EBITDA* OF $286.0M, UP $71.0M, OR 33% ADJUSTED EBITDA MARGIN* OF 16.6%, UP FROM 15.0% ADJUSTED EPS* OF $2.58, UP $0.62, OR 32% OPERATING CASH FLOW OF $194M, UP $123M, OR 171% BACKLOG OF $1.03B, UP $146M, OR 17% $29M IN CASH RETURNS TO STOCKHOLDERS Net sales for the year were $1.72 billion, an increase of $288 million, or 20%, from last year. Our adjusted EBITDA* for the year was $286.0 million, translating to an adjusted EBITDA margin* of 16.6%, an increase of 160 basis points from last year. Cash flow in 2023 was outstanding, with $194 million of cash being generated from operations, an increase of $123 million or 171% compared to last year. On an annual basis, we continue to target 100% cash conversion levels, which, when coupled with disciplined capital expenditures, should result in substantial free cash flow generation in 2024 and beyond. With the improved cash flow, we ended the year with a low net debt leverage ratio and $493 million of availability under our credit facility. With our financial position remaining strong, we have significant flexibility to invest in organic growth initiatives, pursue strategic acquisitions, and return cash to stockholders through dividends and opportunistic share repurchases. We demonstrated this commitment to returning value to stockholders in 2023, funding a combined $29 million of cash dividends and share repurchases. Amounts are for fiscal year 2023 with comparisons to fiscal year 2022 where appropriate. *Certain non-GAAP measures referenced in this letter are reconciled to GAAP measures in the Company's 2024 definitive proxy statement filed with the Securities and Exchange Commission ("SEC") on March 8, 2024. Trackless Vehicles, a leading manufacturer of multi-purpose maintenance vehicles, including the Trackless MT7, was acquired in April 2023.

ENVIRONMENTAL SOLUTIONS GROUP

The Company's Environmental Solutions Group is a leading manufacturer and supplier of a full range of street sweepers, sewer cleaners, industrial vacuum loaders, safe-digging trucks, high-performance waterblasting equipment, road-marking and line-removal equipment, dump truck bodies, trailers, metal extraction support equipment and multi-purpose maintenance vehicles. The Group manufactures vehicles and equipment in the U.S. and Canada that are sold under the Elgin, Vactor, Guzzler, TRUVAC, Westech, Jetstream, Blasters, Mark Rite Lines, Trackless, Ox Bodies, Crysteel, J-Craft, Duraclass, Rugby, Travis, OSW, NTE, WTB, Ground Force, TowHaul, Bucks and Switch-N-Go brand names. The Group's product offerings also include certain products manufactured by other companies, such as refuse and recycling collection vehicles. Products are sold to both municipal and industrial customers either through a dealer network or direct sales to service customers generally depending on the type and geographic location of the customer. In addition to vehicle and equipment sales, the Group also engages in the sale of parts, service and repair, equipment rentals and training as part of a comprehensive aftermarket offering to its current and potential customers through its service centers located across North America.

BLASTERS, INC. | Bucks | CRYSTEEL | DURACLASS | ELGIN | FS Depot
FS Solutions | GUZZLER | GROUND FORCE WORLDWIDE | HighMark | J-CRAFT | Jetstream
Joe Johnson Equipment | MRL EQUIPMENT COMPANY, INC. | NTE | WTB | OX BODIES "As Strong As An Ox" | OSW | Rugby | SWITCH-N-GO
TowHaul | Travis BODY & TRAILER, INC. | Trackless VEHICLES | TRUVAC | VACTOR | WESTECH


ZERO
100% ELECTRIC
Broom Bear
ELGIN
Elgin Fully-Electric Broom Bear Street Sweeper


TRUVAC
TRUVAC APXX Heavy-Duty Vacuum Excavator

SAFETY AND SECURITY SYSTEMS GROUP

The Company's Safety and Security Systems Group is a leading manufacturer and supplier of comprehensive systems and products that law enforcement, fire rescue, emergency medical services, campuses, military facilities and commercial sites use to protect people and property. Offerings include systems for community alerting, emergency vehicles, first responder interoperable communications and industrial communications. Specific products include public safety equipment, such as vehicle lightbars and sirens, industrial signaling equipment, public warning systems and general alarm/public address systems. Products are sold under the Federal Signal, Federal Signal VAMA, and Victor brand names. The Group operates manufacturing facilities in the U.S., Spain, the United Kingdom, and South Africa.

FEDERAL SIGNAL Safety and Security Systems | Victor
FEDERAL SIGNAL VAMA Public Safety Systems


Federal Signal SignalMaster Warning Lights


Federal Signal Modular Warning System

Over the past several years, we have expanded our product offerings and diversified our revenue streams and end markets through a combination of organic growth and M&A. We continue to execute against our strategic initiatives, as reflected in our record orders in 2023 contributing to an all- time high backlog in excess of $1 billion entering 2024. We expect meaningful growth from M&A in the coming years, and our current pipeline is full. Of the 11 acquisitions completed during my tenure as CEO, eight have been internally sourced, reflecting our reputation in the market as an adept steward of the businesses we integrate into the organization. Part of the success we have had integrating newly-acquired businesses has come through the implementation of our Federal Signal operating system, which includes our 80/20 programs and lean initiatives. We codified the system in 2023 and plan a phased rollout across the organization in 2024. The goal of this continuous improvement initiative is to drive incremental efficiency gains, cost savings, and process simplification across the organization. We believe that renewed focus on this initiative will provide multi-year benefits in the form of reduced lead times and cost savings. We continue to anticipate benefits from the American Rescue Plan, which earmarked $350 billion for state and local municipalities for the maintenance of essential infrastructure such as sewer systems and streets. Similarly, we expect the $550 billion bipartisan Infrastructure Bill to provide significant opportunity over the next several years as projects begin to scale. This legislation will support the use of many of our product and aftermarket service offerings, 1415 West 22nd Street Oak Brook, IL 60523 federalsignal.com This communication contains certain forward-looking statements concerning the company’s future financial performance, strategy, plans, goals and objectives. Statements herein that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. See our Annual Report on Form 10-K filed with the SEC on February 27, 2024 for additional discussion. The company disclaims any responsibility to update any forward-looking statements provided herein. Jennifer L. Sherman President & Chief Executive Officer March 2024 including our safe-digging trucks, street sweepers, industrial vacuum loaders, dump truck bodies, trailers, and waterblasting equipment. We are seeing some early examples of large- scale infrastructure projects, including a recent upstate New York lead pipe replacement initiative. Within our road-marking businesses, continued adoption of “smart” features in vehicles that rely on road- markings to “see” will provide long- term opportunities to capture new customers and geographic territories. In the uncertain world we live in, the need for public safety equipment and reliable warning systems also continues to grow. We anticipate that these trends will provide significant, long-term tailwinds for many of our businesses. With over 120 years of providing market-leading products, our rich history is the core of our identity. We eagerly embrace the prospect that these are just the early stages of a longer journey. By clearly executing our strategic vision, our teams have showcased their ability to navigate the market with precision and agility. Like my beloved Wolverines, we understand the competition and commit for the long haul, all while rallying around our shared dedication to seizing each opportunity as it arises. Our employees and the University of Michigan National Championship Team “144” both share a love for their team and a relentless drive to win. Our family of businesses plays an essential role within society – we keep the wheels turning by moving materials, cleaning infrastructure, and protecting the communities where we work and live. I would like to express my deepest appreciation to our 4,500+ devoted employees, our loyal customers, and our valued dealer partners and distributors. These groups form the beating heart of our Company. To our esteemed stockholders, we extend our heartfelt gratitude for entrusting us with this critical mission. It is rewarding to be on a winning team.